FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

Largo Inc. (the "Company")

First Canadian Place

100 King Street West, Suite 1600

Toronto, Ontario, M5X 1G5

Item 2  Date of Material Change

August 8, 2025

Item 3  News Release

A news release with respect to the material change was disseminated by the Company on August 11, 2025, through Business Wire and can be found under the Company's profile on SEDAR+ at www.sedarplus.ca.

Item 4  Summary of Material Change

On August 8, 2025, the Company and ARG International AG ("ARG") entered into a promissory note and share pledge agreement (the "Promissory Note") pursuant to which the Company became indebted to ARG in the principal amount of USD$6,000,000 (CAD$8,245,590) and pledged as security all of its common shares in the capital of Largo Physical Vanadium Corp. ("LPV"), being 11,048,300 common shares, representing 65.7% of LPV's currently issued and outstanding shares.

Item 5  Full Description of Material Change

5.1  Full Description of Material Change

On August 8, 2025, the Company and ARG entered into the Promissory Note pursuant to which the Company became indebted to ARG in the principal amount of USD$6,000,000 (CAD$8,245,590) and pledged as security all of its common shares in the capital of LPV, being 11,048,300 common shares, representing 65.7% of LPV's currently issued and outstanding shares.

The Promissory Note has a term of six months, bears interest at an annualized rate of 15%, and includes a 1% arrangement fee. Proceeds from the Promissory Note are intended to strengthen the Company's liquidity position and provide flexibility to continue execution on its plan to improve operations during a sustained weakness in vanadium prices.

5.2  Disclosure for Restructuring Transactions

Not applicable.

Item 6  Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7  Omitted Information

Not applicable.

Item 8  Executive Officer

Further information regarding the matters described in this report may be obtained from Alex Guthrie, Director, Investor Relations, who is knowledgeable about the details of the Promissory Note and may be contacted at (416)-861-9778.

Item 9  Date of Report

August 11, 2025.